UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Q1 2026 Earnings Release: Cadeler reports strong Q1 performance driven by fleet expansion and operational activity in line with expectations

Copenhagen, 20 May 2026 – Today, Cadeler (Cadeler A/S and, together with its subsidiaries, the “Group”) announced its financial results for the first quarter of 2026.

Cadeler reported revenue of EUR 125 million in Q1 2026, compared to EUR 65 million in the same period last year, driven primarily by increased contracted activity following the expansion of Cadeler’s operating fleet. EBITDA increased to EUR 47 million from EUR 24 million in Q1 2025.

During the quarter, Cadeler’s fleet of ten operating vessels achieved a combined utilisation rate of 47.6%, compared to 55.3% in the same period in 2025, reflecting transit periods for Wind Ally and Wind Mover, the completion of Wind Keeper’s upgrade scope and scheduled dry-docking for maintenance of Wind Orca.

Cadeler maintains its full-year 2026 guidance, reiterating expected full-year revenue in the range of EUR 854 million to EUR 944 million and EBITDA in the range of EUR 420 million to EUR 510 million.

Mikkel Gleerup, CEO of Cadeler, comments: “The first quarter of 2026 reflects the continued scaling of our business following the expansion of our operating fleet over the past year. While the integration of new capacity naturally impacts utilisation in the short term, we are seeing strong underlying operational activity across the fleet. At the same time, we continue to strengthen our financial platform and invest in the next phase of Cadeler’s growth – positioning Cadeler to support the increasing global demand for offshore wind installation capacity.”

Fleet expansion and long-term investment
Cadeler continued to strengthen its long-term fleet strategy during the quarter. In March 2026, the company successfully completed a private placement raising approximately EUR 175 million before transaction costs.

The net proceeds are intended to partly finance two new T-class wind installation vessel newbuilds scheduled for delivery in 2030 and 2031, as well as the acquisition of a vessel to support future scour protection activities. The investment reflects Cadeler’s continued focus on expanding its capabilities across the offshore wind installation value chain while supporting future demand for larger and increasingly complex offshore wind projects.

Expanding presence in offshore wind operations and maintenance
Cadeler continued to strengthen its presence within offshore wind operations and maintenance activities through Nexra, the company’s dedicated offshore wind aftermarket service platform.

During the first quarter, Cadeler secured several new operations and maintenance projects across key offshore wind markets, supporting continued utilisation across the fleet and strengthening long-term client relationships.

The offshore wind aftermarket remains a growing area of strategic focus for Cadeler as the global installed base of offshore wind turbines continues to expand.

Strong commercial visibility
Cadeler’s order backlog remained robust at EUR 2,705 million at the end of the quarter, 82% of which relates to projects where clients have already taken final investment decisions.

During the quarter, Cadeler vessels continued operations across offshore wind projects in Europe, Asia-Pacific and North America, while additional newly delivered capacity continued to be integrated into the operating fleet.

Key highlights for Q1 2026
•Revenue increased to EUR 125 million, up from EUR 65 million in Q1 2025
•EBITDA increased to EUR 47 million, compared to EUR 24 million in Q1 2025
•Fleet utilisation was 47.6% across ten operating vessels
•Order backlog remained robust at EUR 2,705 million as of 31 March 2026

Earnings call
In connection with the release of its Q1 2026 Earnings Report, Cadeler will host a live video webcast presentation for the investment community. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from London.

Date: 20 May 2026
Time: 08:00 EST / 13:00 UK / 14:00 CET

The Q1 2026 Earnings presentation is open to all interested parties and may include forward-looking information. Please register in advance at this link: https://cadeler-q1-2026-earnings-presentation.open-exchange.net/registration

A replay of the webcast will be available through the same link following the presentation, and for at least three months thereafter.

The presenter’s slides will be made available on Cadeler’s investor page here: https://ir.cadeler.com/

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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